UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 1, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 1, 2011, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.

The Shareholders’ meeting approved by majority vote the appointment of the representatives of The Bank of New York Mellon (BONY) and Mr. Jorge Oscar Fernandez to approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF THE DOCUMENTATION SET FORTH IN SECTION 234, SUBSECTION 1, LAW 19,550, FOR THE FISCAL YEAR ENDED 06-30-11.

The Shareholders’ Meeting approved by majority vote the documentation under consideration, that it had been made available by the Board of Directors to the Shareholders in the due time, and the omission of its reading.

3. CONSIDERATION OF DUTIES DISCHARGED BY THE BOARD OF DIRECTORS.

The Shareholders’ Meeting approved by majority vote the duties discharged by the Board of Directors evidenced in each of its members, as well as the duties discharged by the Audit Committee and the Executive Committee that operate within it, for the actions taken during the fiscal year 2010/2011.

4. CONSIDERATION OF DUTIES DISCHARGED BY THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the duties discharged by the Supervisory Committee of the Company, during the fiscal year under consideration.

6.CONSIDERATION OF THE RESULTS FOR THE FISCAL YEAR ENDED ON 06.30.2011, WHICH SHOWED PROFITS IN THE AMOUNT OF Ps. 212,565,000. CONSIDERATION OF THE APPLICATION THEREOF. RATIFICATION OF THE DULY DISTRIBUTED ADVANCE DIVIDEND.

The Shareholders’ Meeting approved by majority vote to ratify the early dividend duly approved by the Company’s Board of Directors for an amount of Ps. 69,000,000. To allocate 5% of the fiscal year result (i.e. Ps. 10,628,250) to the “Legal Reserve Account”, and to pay a cash dividend of Ps. 63,800,000, and allocate the remaining balance to the “Free Availability Reserve Account”.

7. CONSIDERATION OF THE COMPENSATION TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED ON 06-30-2011, IN THE AMOUNT OF Ps. 7,383,837.- (TOTAL FOR COMPENSATIONS), PURSUANT TO SECTION 261, LAW 19,550, AND THE REGULATIONS OF THE ARGENTINE SECURITIES EXCHANGE COMMISSION, IN THE FACE OF THE PROPOSAL NOT TO DISTRIBUTE DIVIDENDS. DELEGATION OF THE APPROVAL OF THE AUDITING COMMITTEE’S BUDGET TO THE BOARD OF DIRECTORS.

The Shareholders’ Meeting approved by majority vote: (a) the remuneration to the Board of Directors of an amount of Ps 7,383,837, (b) to empower the Board of Directors (i) to timely allocate and distribute the aforementioned remuneration, in accordance with the specific tasks performed by its members, (ii) to effectuate monthly advances fees ad referendum of the next Ordinary Shareholders’ Meeting deliberation, and (c) the delegation into the Board of Directors of the consideration, approval and allocation of the Audit Committee’s budget.

8. CONSIDERATION OF REMUNERATION PAYABLE TO THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06-30-11.

The Shareholders’ Meeting approved by majority vote not to pay remuneration to the Supervisory Committee.

9. DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, IF APPLICABLE.-

The Shareholders’ meeting approved by majority vote to (i) establish the number of Regular Directors in ten (10) and the number of Alternate Directors in four (4); (ii) the appointment for a new period due the following Regular Directors: Mr. Eduardo Sergio Elsztain, Mr. Saul Zang, Mr. Daniel Elias Mellicovsky and Mr. Alejandro Gustavo Casaretto and (iii) to renew the appointment for the following Alternate Directors: Mr. Salvador Darío Bergel and Mr. Gastón Armando Lernoud. It is worth mentioning that Mr. Daniel E. Mellicovsky is independent, while Mr. Eduardo S. Elsztain, Mr. Saul Zang, Mr. Salvador Bergel, Mr. Gastón A. Lernoud and Mr. Alejandro G. Casaretto are non independent under the terms of the resolution 400/CNV and the applicable regulations in force in the U.S. market.

10. APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.-

The Shareholders’ Meeting approved by majority vote the appointment of José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Cohn as Regular Syndics, and Roberto Murmis, Sergio Kolaczyk and Alicia Graciela Rigueira as Alternate Syndics for the term of one fiscal year. All such of them are independent under the terms of the resolution 400/CNV, notwithstanding they have been providing remunerated professional assistance to companies under Section 33 of the Law Nº 19,550.

11. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF HIS/ HER COMPENSATION.-

The Shareholders’ Meeting approved by majority vote (i) the payment made in the amount of Ps. 435,580. for the fiscal year ended on 06-30-2011. (ii) the appointment for the fiscal year 2011/2012, of the firm PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, as regular certifying accountants, on behalf of Fabián Norberto Montero as Regular External Auditor and Raúl Leonardo Viglione as Alternate External Auditor, (ii) the remuneration for an amount of Ps. 1,125,880 for the fiscal year 2009/2010, and (iii) a remuneration for an amount of Ps. 1,760,874 which includes professional advice relating to Sarbanes-Oxley rules, issuance of prospectus and tax consultations.

12. UPDATING OF REPORT ON SHARED SERVICES AGREEMENT.-

The Shareholders’ Meeting approved by majority vote the actions taken by the Board of Directors related to the Framework Shared Services Agreement and its amendments, continuing with the semi-annual review carried out by Deloitte & Co. SRL.

13. DETERMINATION OF THE DESTINATION OF TREASURY SHARES. CONSIDERATION OF ITS APPLICATION TO THE INCENTIVE PLAN FOR THE OFFICERS OF THE COMPANY IN ACCORDANCE WITH WHAT WAS APPROVED AND RATIFIED BY THE SHAREHOLDERS’ MEETINGS DATED 10.29.2009 AND 10.29.2010 RESPECTIVELY. DELEGATIONS.-

The Shareholders’ Meeting approved by majority vote the allocation of the treasury stocks in portfolio into an incentive plan addressed to certain employees of the Company for an amount up to 1% of the outstanding capital of the Company, that shall be up to Ps.22,135,370, through the allocation of the equivalent treasury stocks today in portfolio, and delegating into the Board of Directors the powers to set timing, pricing, allocation, amounts, and other conditions for the implementation of this plan.

14. TREATMENT OF THE AMOUNTS PAID AS SHAREHOLDERS’ PERSONAL ASSETS TAX.-

The Shareholders’ meeting approved by majority vote the actions taken by the Board of Directors related to the shareholders’ personal assets tax, that shall be equal to Ps. 9,282,211.79. The aforementioned tax shall be totally assumed by the Company while this decision is not modified by another shareholder’s act.

15. CONSIDERATION OF AN INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAMME IN FORCE, UP TO AN ADDITIONAL AMOUNT OF USD 150,000,000- (OR ITS EQUIVALENT IN OTHER CURRENCIES) AUTHORIZED BY RESOLUTION Nº 15972 OF SEPTEMBER 4TH, 2008, AND BY RESOLUTION Nº 16519 OF FEBRUARY 17TH, 2011, OF THE ARGENTINE SECURITIES EXCHANGE COMMISSION (THE “PROGRAMME”). DELEGATIONS TO BOARD OF DIRECTORS AND AUTHORIZATIONS.-

The Shareholders’ meeting approved by majority vote (i) to increase the amount of the Programme, which presently amounts to USD 150,000,000 (or its equivalent in other currencies), by an additional amount of USD 150,000,000, with the maximum amount of the Programme therefore reaching USD 300,000,000 (or its equivalent in other currencies, all in accordance with the provisions of the Negotiable Obligations Law, as amended and regulated; (ii) to delegate to the Board of Directors broad powers to: (a) implement the increase in the amount of the Programme up to the amount set forth in (i) above, with the Board of Directors being granted the power to accept and/or to amend and/or supplement the related documentation, and (b) approve and execute all the agreements and documentation relating to the increase in amount of the Programme and the issuance of each series and or tranche of notes thereunder, (c) to set any other conditions for the Programmeme, such as the time for issue, its terms and conditions, rate of interest, allocation, amounts, (iii) to empower the Board of Directors to sub-delegate its powers to one or more than one Directors, Managers or to whom they decide, according to the aplicable law.

16. CONSIDERATION OF THE SPECIAL BALANCE SHEET FOR MERGER PURPOSES OF AGROLOGY SA, HEREINAFTER “AGSA”; AND THE SPECIAL BALANCE SHEET FOR MERGER PURPOSES OF CRESUD SACIF Y A, THE TWO OF THEM PREPARED AS OF 06.30.2011 AND ANY OTHER ACCOUNTING DOCUMENT AND THE SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS. CONSIDERATION OF THE PRELIMINARY MERGER AGREEMENT EXECUTED WITH AGSA, PROSPECTUS AND ANY OTHER REQUIRED DOCUMENT. AUTHORIZATIONS AND DELEGATIONS. APPOINTMENT OF A REPRESENTATIVE TO EXECUTE THE FINAL AGREEMENT.-

The Shareholders’ Meeting approved by majority vote the merge between CRESUD and AGROLOGY, as well as the accounting and supporting documents for this company reorganization.

17. RENEWAL OF THE DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO ESTABLISH THE TIME AND CURRENCY OF THE ISSUANCE, THE TERM, PRICE, MANNER AND CONDITIONS OF PAYMENT, TYPE AND RATE OF INTEREST, APPLICATION OF FUNDS AND ANY OTHER TERM AND CONDITION, PURSUANT TO WHAT WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED 10-29-09, WITH REGARD TO THE ISSUANCE OF INSTRUMENTS EVIDENCING SHORT-TERM DEBT (THE SHORT-TERM SECURITIES OR “VCP” AS PER ITS ACRONYM IN SPANISH) AS SIMPLE NON-CONVERTIBLE NOTES, DENOMINATED IN PESOS, UNITED STATES DOLLARS OR ANY OTHER CURRENCY, WITH COMMON, SPECIAL, FLOATING AND/OR OTHER SECURITY INTEREST, INCLUDING A SECURITY INTEREST PROVIDED BY A THIRD PARTY, WHETHER SUBORDINATED OR NOT, FOR A MAXIMUM OUTSTANDING AMOUNT, AT ANY TIME, WHICH SHALL NOT EXCEED THE EQUIVALENT IN PESOS TO USD 30,000,000– (OR THE EQUIVALENT THEREOF IN OTHER CURRENCY) (THE “VCP PROGRAMME”). RATIFICATION OF THE APPROVAL OF THE REQUEST FOR REGISTRATION OF THE COMPANY WITH THE SPECIAL REGISTRY OF VCP ISSUERS.-

The Shareholders’ Meeting approved by majority vote the renewal of the delegation to the Board of Directors of broad powers to determine, within the maximum amount fixed by the Shareholders’ Meeting, any other conditions for the Programmeme, as well as the time for issue and further terms and conditions for each series and tranches of VCP to be issued under it, including for instance: amount, currency, timing, pricing, allocation and any other terms and conditions, with broad powers to request authorization to the CNV and/or similar organizations abroad, to create such Programme, and to request or not authorization to list its shares in different Stock Exchanges and/or negotiate the Programme and each series of VCP to be issued under the same, in the national and/or foreign Stock Exchanges and Self-regulated Markets. To celebrate all the contracts related with the issuance of VCP and to carry out all the necessary proceedings, up to its entire decision, and through any means provided by aplicable Law. To empower the Board of Directors to sub-delegate its powers to one or more than one Directors, Managers or to whom they decide, according to the aplicable Law. To ratify the registration of the Company with the special registry of VCP issuers.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 10, 2011.